1. Name and Address of Reporting Person
   Ryan, Robert L.
   Medtronic, Inc.
   710 Medtronic Pkwy
   Minneapolis, MN 55432-
2. Issuer Name and Ticker or Trading Symbol
   Medtronic, Inc. (MDT)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   2001 R1
5. If Amendment, Date of Original (Month/Day/Year)
   06/05/2001
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   |             +-----------+------+----------+   Year         |   Indirect|   Owner-   |
|                                 |   Year)  |             |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------------+-----------+------+----------+----------------+-----------+------------+
Common Stock                       01/10/2001 G             -243        D      $0.0000                     D
Common Stock                       01/12/2001 G5            -375        D      $0.0000                     D
Common Stock                       01/12/2001 G5            -375        D      $0.0000                     D
Common Stock                       01/12/2001 G5            -375        D      $0.0000    30467.642 <F1>   D
Common Stock                                                                              2674.604         I           By ESOP
Common Stock                       01/12/2001 G5            375         A      $0.0000    4700             I           By Son

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Year    |(I)    |ship   |
+-------------+--------+----------+---------+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Options  $44.25   04/27/2001 A         23072       04/27/2001 04/27/2011 Common  23072    $0.0000             D
(Right to buy)                                                                 Stock
Stock Options  $44.25   04/27/2001 A         36611       04/27/2001 04/27/2011 Common  36611    $0.0000    59683    D
(Right to buy)                                                                 Stock
Stock Options  $51.625  10/26/2000 A         46490       10/26/2001 10/26/2010 Common  46490    $0.0000    46490    D
(Right to buy)                                           <F2>                  Stock
Stock Options  $60.375  12/31/2000 A         14742       12/31/2000 12/31/2010 Common  14742    $0.0000    14742    D
(Right to buy)                                                                 Stock
Right to       $0       04/27/2001 A         331.4                             Common  331.416  $0.0000    331.416  D
Receive Stock                                16          <F3>       <F3>       Stock

Explanation of Responses:

<F1>
Includes 702 shares acquired under the 1995 Employees Stock Purchase Plan on November 1, 2000.
<F2>
These options become exercisable at the rate of 25% of the shares granted per year beginning on the first anniversary of grant.
<F3>
Rights acquired under the Medtronic, Inc. Executive Non-qualified Supplemental Benefit Plan to be settled in Medtronic common stock as a 1-for-1 conversion upon the employee's retirement or other termination of employment.

SIGNATURE OF REPORTING PERSON
/s/ Robert L. Ryan

DATE
04/04/2002